SECURIT 07001396)N

FEB 2007 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL CORRESPONDENT TRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 WASHINGTON BOULEVARD SUITE 2401
(No. and Street)

JERSEY CITY (City) NEW JERSEY (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ILANA BEN-MAYOR 201-222-9300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZELL AND ETTINGER CPA'S
(Name – *if individual, state last, first, middle name*)

3001 AVENUE M (Address) BROOKLYN (City) NEW YORK (State) 11210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ILANA BEN-MAYOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERNATIONAL CORRESPONDENT TRADING, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLIE J. MOSKOWITZ
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires Jan. 5, 2011

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL CORRESPONDENT TRADING, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07310

We have audited the accompanying statement of financial condition of International Correspondent Trading, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Correspondent Trading, Inc. as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the financial statements entitled "Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
January 23, 2007

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006

ASSETS

Cash	$ 553,982
Receivables	241,031
Other securities	34,599
Other asset	42,910
TOTAL ASSETS	$872,522

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 129,864
Accrued pension payable	72,102
TOTAL LIABILITIES	201,966
STOCKHOLDERS' EQUITY	
Common stock, $10 par value; 200 shares authorized;	
100 shares issued and outstanding	1,000
Additional paid-in capital	399,091
Retained earnings	270,465
TOTAL STOCKHOLDERS' EQUITY	670,556
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$872,522

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commission income	$ 5,421,124
Net gain <loss> from securities transactions	<9,292>
Interest and dividend income	311
Other income	370,640
TOTAL REVENUES	5,782,783
EXPENSES	
Employee compensation and benefits	3,259,807
Floor brokerage, exchange, and clearance fees	1,036,262
Communications and data processing fees	907,378
Occupancy	114,045
Other Expenses	475,001
TOTAL EXPENSES	5,792,493
NET INCOME <LOSS>	$ <9,710>

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income <loss>		$ <9,710>
Adjustments to reconcile net income to net cash used in operating activities		
Decrease in receivables	$49,023	
increase in accounts payable	34,935	
Increase in other assets	<5,592>	
Decrease in pension payable	5,379	83,745
TOTAL CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		74,035
CASH FLOW FROM INVESTING ACTIVITIES		
Increase in other securities	<6,453>	
TOTAL CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		<6,453>
NET INCREASE IN CASH		67,582
CASH AT BEGINNING OF YEAR		486,400
CASH AT END OF YEAR		$ 553,982

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Stockholders' equity -				
January 1, 2006	$ 680,266	$ 1,000	$ 399,091	$ 280,175
Net income (Loss)	<9,710>			<9,710>
Stockholders' equity -				
December 31, 2006	$ 670,556	$ 1,000	$ 399,091	$ 270,465

The accompanying notes are an integral part of this statement.

SUPPLEMENTARY INFORMATION

INTERNATIONAL CORRESPONDENT TRADING, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2006

Credits		
Stockholders' equity		$670,556
Debits		
Worthless securities	$ 1,737	
Security deposits	36,173	
Prepaid expenses	5,000	
Total debits		42,910
Net capital before haircuts		627,646
Haircuts on securities		692
Net capital		626,954
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $201,966 or $100,000		<100,000>
Excess net capital		$ 526,954
Ratio of aggregate indebtedness to net capital		32%

Aggregate indebtedness

Accounts payable and accrued liabilities	$129,864
Accrued pension payable	72,102
	$201,966

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The following summary of International Correspondent Trading, Inc.'s (the Company) major accounting policies is presented to assist in the interpretation of the financial statements.

Nature of Business

The Company is a broker/dealer conducting a general securities business, with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The company engages in trading and other activities related to the securities industry.

The Company began operations in November of 1995.

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Credit Risk

The Company has a potential concentration of credit risk in that, at times, it maintains deposits with a financial institution in excess of amounts insured by the FDIC.

NOTE 2 - RECEIVABLE FROM CLEARING BROKER

The Company has entered into a contract with National Financial Services LLC, in which National Financial Services LLC will clear transactions introduced by the Company, as well as maintain, and provide cashiering functions for these accounts. These functions will include the receipt, delivery and transfer of securities purchased, sold, borrowed and loaned, receiving and distributing payments, holding and safekeeping of securities and payments received, handling of margin accounts, including paying and charging of interest, receipt and distribution of dividends and other distributions, and the processing of rights offerings, warrants, tender offers and redemptions.

For purposes of the SEC's financial responsibility rules and SIPC requirements, the Company's customers will be considered customers of National Financial Services LLC and not customers of the Company.

National Financial Services LLC is responsible for compliance with Regulation T, 12 C.F.R. PART 220, the federal margin regulation of the Federal Reserve System. The Company is responsible for the collection of the required margin for each transaction, and the maintenance of such required margin for its accounts.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 3 - SECURITY DEPOSITS & LEASEHOLD AGREEMENTS

The Company leases office space from Trizec, Inc. The original lease was renewed October 2006. The monthly rent paid is $5,577.75 payable the first of each month through September 30, 2009.

The Company has a security deposit in the amount of $32,813 with its landlord. The deposit is held in an interest bearing account at Chase Manhattan Bank. In addition the Company has a security deposit with the NASDAQ for $3,360.

NOTE 4 - OTHER INCOME

Other income includes rebates and option trades cleared by various other brokerages.

NOTE 5 - MARKETABLE SECURITIES

The Company maintains various proprietary accounts in which it trades to accommodate its customers. As of December 31, 2006 there were no positions of securities.

NOTE 6 - TAXES

The Company elected to be treated as an S-Corporation for Federal, New York and New Jersey corporate tax purposes. An S corporation provides for elements of income and expense to flow through to the shareholders. The individual shareholders are taxed on this income at their respective personal income tax rates.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. While net capital and aggregate indebtedness change from day to day, as of December 31, 2006, the Company had net capital of $626,954 which exceeded requirements by $526,954.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE (REPORTABLE CONDITIONS WERE NOT NOTED)

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07301

We have audited the financial statements of International Correspondent Trading, Inc. (the "Company") for the year ended December 31, 2006, and have issued our report thereon dated January 23, 2007.

In planning and performing our audit for the year ended December 31, 2006, we considered the Company's internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the Company's basic financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17-a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors, irregularities or instances of noncompliance may nevertheless occur and not be detected.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. Pursuant to our study, we did not find any weakness involving internal control that we considered to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended for the Board of Directors, Management and the NASD, and other regulatory agencies as may be required, and is not intended to be and should not be used by anyone other than these specific parties.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 9, 2007

END